UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.____)*


                      Hawaiian Natural Water Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   419883 10 3
                -----------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419883 10 3            SCHEDULE 13G              Page 2 of 11 Pages
         -------------                                         ---   ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Joseph Stevens & Company, Inc.(successor to Joseph Stevens & Company, L.P.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    259,396 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    259,396 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     259,396 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 3 of 11 Pages
          ------------                                         ---  ----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Joseph Sorbara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    260,196 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    260,196 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,196 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 4 of 11 Pages
          ------------                                         ---  ----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Steven Markowitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    260,196 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    260,196 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,196 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 5 of 11 Pages
          ------------                                         ---  ----

ITEM 1.

      (a)  Name of Issuer:

           Hawaiian Natural Water Company, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           248 Mokauea Street
           Honolulu, Hawaii  96819

ITEM 2.

      (a)  Name of Persons Filing:

           Joseph  Stevens and Company,  Inc.  (successor to Joseph
           Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz

      (b)  Address of Principal Business Office:

           The principal business address for each of
           Joseph Stevens & Company,  Inc. and Messrs.  Sorbara and
           Markowitz is:
           c/o Joseph Stevens & Company, Inc.
           33 Maiden Lane
           New York, New York  10038

      (c)  Citizenship:

           Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens.

      (d) Title of Class of Securities:

          Common Stock, no par value per share (the "Common Stock").

      (e) CUSIP Number:

          419883 10 3

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) |X| Broker or Dealer registered under Section 15 of the
              Act (15 U.S.C. 78o);
      (b) |_| Bank as  defined  in  section  3(a)(6) of the Act
              (15 U.S.C.78c);
      (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
      (d) |_| Investment  Company  registered  under  section  8  of  the
              Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e) |_| An investment advisor in accordance with ss.240.13d-1(b)(1)
              (ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

CUSIP No.  419883 10 3           SCHEDULE 13G             Page 6 of 11 Pages
          ------------                                         ---  ----

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
      (j) |_| Group, in accordance with ss.240.13d-1(1)(ii)(J).


ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned:

           As of December 31, 1998, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 200,000 shares of Common Stock. The JSC Warrants were exercisable commencing on October 10, 1997. Additionally, Joseph Stevens & Company, Inc. held 59,396 redeemable common stock purchase warrants ("Redeemable Warrants") in its market making account on December 31, 1998. As of December 31, 1998, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Therefore, as of December 31, 1998, Joseph Stevens & Company, Inc. beneficially owned 259,396 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1998, Mr. Joseph Sorbara owned 400 shares of Common Stock and 400 Redeemable Warrants. As of December 31, 1998, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Additionally, Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1998. Based upon the foregoing, as of December 31, 1998, Mr. Sorbara beneficially owned 260,196 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1998, Mr. Steven Markowitz owned 400 shares of Common Stock and 400 Redeemable Warrants. As of December 31, 1998, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Additionally, Mr. Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1998. Based upon the foregoing, as of December 31, 1998, Mr. Markowitz beneficially owned 260,196 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

      (b) Percent of Class:

           As of December 31, 1998, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 259,396 shares of Common Stock, which constituted approximately 6.1% of the shares of Common Stock outstanding (based upon 4,023,563 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1998).

           As of December 31, 1998, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 260,196 shares of Common Stock, which constituted approximately 6.1% of the shares of Common Stock outstanding (based upon 4,023,563 shares of Common Stock

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 7 of 11 Pages
          ------------                                         ---  ----

           outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1998).

           As of December 31, 1998, Mr. Steven Markowitz was the beneficial owner of an aggregate of 260,196 shares of Common Stock, which constituted approximately 6.1% of the shares of Common Stock outstanding (based upon 4,023,563 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1998).

      (c)  Number of shares as to which such person has:

          (i) Sole power to vote or direct the vote:

                As of December 31, 1998, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 259,396 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Joseph Sorbara had sole power to vote or direct the vote of 260,196 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Steven Markowitz had sole power to vote or direct the vote of 260,196 shares of Common Stock. See Item 4(a) above.

          (ii)  Shared power to vote or direct the vote:

                Not applicable.

          (iii) Sole power to dispose or to direct the disposition of:

                As of December 31, 1998, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 259,396 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Joseph Sorbara had sole power to dispose or to direct the disposition of 260,196 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Steven Markowitz had sole power to dispose or to direct the disposition of 260,196 shares of Common Stock. See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not applicable.

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

ITEM 6.    Ownership  of  More  than  Five  Percent  on  Behalf  of
           Another Person.

           Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 8 of 11 Pages
          ------------                                         ---  ----

ITEM 8.    Identification and Classification of Members of the Group.

           Not Applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not Applicable.

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 9 of 11 Pages
          ------------                                         ---  ----

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                  JOSEPH STEVENS & COMPANY, INC.

                                         /s/Joseph Sorbara
                              --------------------------------------------------
                                          Joseph Sorbara
                                      Chief Executive Officer


                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                         /s/Joseph Sorbara
                              --------------------------------------------------
                                            (Signature)


                                          Joseph Sorbara
                              --------------------------------------------------
                                              (Name)


                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                        /s/Steven Markowitz
                              --------------------------------------------------
                                            (Signature)


                                         Steven Markowitz
                              --------------------------------------------------
                                              (Name)

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 10 of 11 Pages
          ------------                                         ---  ----
                                  EXHIBIT INDEX

   Exhibit No.              Title:                    Sequentially Numbered Page
                                                       on Which Exhibit Begins

     1.           Joint Filing Agreement pursuant                  11
                  to Rule 13d-1(f)(1) under the
                  Securities Exchange Act of 1934,
                  as amended, among Joseph Stevens
                  & Company, Inc., Mr. Joseph Sorbara
                  and Mr. Steven Markowitz

CUSIP No.  419883 10 3            SCHEDULE 13G             Page 11 of 11 Pages
          ------------                                         ---  ----
                                    EXHIBIT 1

      Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated February 10, 1999 with respect to the issued and outstanding Common Stock of Hawaiian Natural Water Company, Inc. beneficially owned by each of the undersigned, respectively.

Dated: February 10, 1999

                               Joseph Stevens & Company, Inc.

                                    /s/Joseph Sorbara
                              --------------------------------------------------
                                    Joseph Sorbara
                                    Chief Executive Officer



                                    /s/Joseph Sorbara
                              --------------------------------------------------
                                    Joseph Sorbara



                                    /s/Steven Markowitz
                              --------------------------------------------------
                                    Steven Markowitz